UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date February 10, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CHANGE OF VENUE OF THE EGM AND THE H SHAREHOLDERS CLASS MEETING
FURTHER NOTICE OF THE EGM AND THE H SHAREHOLDERS CLASS MEETING

The Company wishes to change the venue of the EGM and the H Shareholders Class Meeting from meeting center, Shanghai Homeyo Hotel 上海航友賓館, 2550 Hongqiao Road, Shanghai, PRC to Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC.

Further, the Board wishes to give further notice to the shareholders of the Company in relation to the time, venue and matters regarding the EGM and the H Shareholders Class Meeting.

Reference is made to (1) the circular dated 8 January 2009 (the “Circular”) of China Eastern Airlines Corporation Limited (the “Company”) containing, among others, the notice dated 8 January 2009 of the extraordinary general meeting (the “EGM”) and a class meeting of holders of H shares of the Company (the “H Shareholders Class Meeting”) to be held on 26 February 2009; and (2) the supplemental circular to the Circular dated 10 February 2009 (the “Supplemental Circular”).

Unless the context otherwise requires, capitalised terms used in the Circular and the Supplemental Circular have the same meanings when used in this announcement.

CHANGE OF VENUE OF THE EGM AND THE H SHAREHOLDERS CLASS MEETING

The Company wishes to change the venue of the EGM and the H Shareholders Class Meeting from meeting center, Shanghai Homeyo Hotel 上海航友賓館, 2550 Hongqiao Road, Shanghai, PRC to Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC.

FURTHER NOTICE OF THE EGM

Pursuant to the Article 61 of the articles of association of the Company, the Company hereby gives further notice to the shareholders of the Company that the EGM will be held on Thursday, 26 February 2009 at 2:00 p.m., or any adjournment thereof, at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

As Special Resolutions

1.	“THAT, conditional upon:

(i)	the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No. 2 below; and

(iii)
the passing of the resolutions in relation to the approval of the H Share Subscription by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting as further described in the respective class meeting notices, the following aspects in relation to the A Share Subscription be and are hereby approved, ratified and confirmed:

(1) Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2) Method of issue:	Non public offering;

(3) Number of shares to be issued:	1,437,375,000 A Shares;

(4) Target subscriber and method of subscription:	CEA Holding. The subscription price shall be paid in cash;

(5) Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
RMB3.87 per A Share. The total subscription price is RMB5,562,641,250. The subscription price is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The Fixed Price Period means the 20 trading days ending on the date immediately preceding 30 December 2008. The subscription price is substantially higher than the net assets value per share of the Company as at 30 June 2008 (unaudited). The subscription price will be adjusted accordingly if there is any rights issue or declaration of dividend occurred between 30 December 2008 and the date of issuance of the new A Shares;

(6) Lock-up period arrangement:	The new A Shares CEA Holding has subscribed for shall not be disposed within 36 months from the date of the completion of the A Share Subscription;

(7) Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8) Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9) Arrangement of retained profits:	The retained profits after completion of the A Share Subscription will be shared among the existing and new shareholders of the Company;

(10) Validity period of this resolution:	Twelve months from the date of passing of this Resolution; and

(11) The terms and conditions of the Revised A Share Subscription Agreement.”

2.	“THAT, conditional upon:

(i)	the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No. 1 above; and

(iii)
the passing of the resolutions in relation to the approval of the H Share Subscription by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting as further described in the respective class meeting notices, the terms and conditions of the Revised H Share Subscription Agreement (including but not limited to the issue of 1,437,375,000 new H Shares by the Company to CES Global pursuant to the Revised H Share Subscription Agreement) be approved, ratified and confirmed.”

3.
“THAT, conditional upon and with effect from completion of the A Share Subscription and the H Share Subscription, the proposed amendments of the Articles of Association as set out in Part I of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

4.
“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 29 December 2008.”

5.
“THAT, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company’s own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company’s proposed communication with its shareholders of H Shares through the Company’s website.

Conditions:

(i)
each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company’s own website; and

(ii)	the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company’s request was sent.

For purpose of this Resolution, “Corporate Communication” means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.”

As Ordinary Resolutions

6.	“THAT, that the Company satisfies the conditions for non-public issuance of A Shares to specific placees be and is hereby confirmed.”

7.	“THAT, conditional upon:

(i)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No. 1 above; and

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No. 2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement or any matter incidental thereto, including but not limited to:

(1)
to formulate and implement plans for effecting the Subscriptions according to terms and conditions of the Subscriptions and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)
in the event of changes in the policies of the relevant regulatory authorities in relation to the Subscriptions or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)
to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued (which number shall not exceed the number of new A Shares and the number of new H Shares resolved to be issued in Resolution No. 1 and Resolution No. 2 above) and where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with CEA Holding and/or CES Global and decide their respective effective date;

(4)	to engage intermediary institutions including sponsors to handle the relevant application issues arising from the Subscriptions in accordance with the policies of relevant governing authorities;

(5)
to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with The Stock Exchange of Hong Kong Limited;

(6)	to make adjustments to the use of funds being raised from the Subscriptions according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(7)	to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the Subscriptions; and

(8)	the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution.”

8.
“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行A股股票募集資金使用可行性報告》” be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was in the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預案》” which was contained in an Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 29 December 2008.”

9.	“THAT, that CEA Holding is waived from having to make a general offer to all the shareholders of the Company to acquire their shares in the Company be and is hereby confirmed.”

10.
“THAT, the Procedure Rules for the Shareholders Meetings of China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司股東大會議事規則》 be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.”

11.
“THAT, the Procedure Rules for the Board Meetings of China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司董事會議事規則》 be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.”

12.
“THAT, the Procedure Rules for the Meetings of Supervisory Committee of China Eastern Airlines Corporation Limited 《中國東方航空股份有限公司監事會議事規則》 be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.”

FURTHER NOTICE OF THE H SHAREHOLDERS CLASS MEETING

Pursuant to the Article 91 of the articles of association of the Company, the Company hereby gives further notice to the holders of the H Shares that the H Shareholders Class Meeting will be held on Thursday, 26 February 2009 at 2:30 p.m., or any adjournment thereof, at Shanghai International Airport Hotel上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

As Special Resolutions

1.	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No. 2 below; and

(iii)	the passing of the resolutions in relation to the approval of the H Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the following aspects in relation to the A Share Subscription be and are hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non public offering;

(3)	Number of shares to be issued:	1,437,375,000 A Shares;

(4)	Target subscriber and method of subscription:	CEA Holding. The subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
RMB3.87 per A Share. The total subscription price is RMB5,562,641,250. The subscription price is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The Fixed Price Period means the 20 trading days ending on the date immediately preceding 30 December 2008. The subscription price is substantially higher than the net assets value per share of the Company as at 30 June 2008 (unaudited). The subscription price will be adjusted accordingly if there is any rights issue or declaration of dividend occurred between 30 December 2008 and the date of issuance of the new A Shares;

(6)	Lock-up period arrangement:	The new A Shares CEA Holding has subscribed for shall not be disposed within 36 months from the date of the completion of the A Share Subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits after completion of the A Share Subscription will be shared among the existing and new shareholders of the Company;

(10)	Validity period of this resolution:	Twelve months from the date of passing of this Resolution; and

(11)	The terms and conditions of the Revised A Share Subscription Agreement.”

2.	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No. 1 above; and

(iii)	the passing of the resolutions in relation to the approval of the A Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the terms and conditions of the Revised H Share Subscription Agreement (including but not limited to the issue of 1,437,375,000 new H Shares by the Company to CES Global pursuant to the H Share Subscription Agreement) be approved, ratified and confirmed.”

3.
“THAT, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company’s own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company’s proposed communication with its shareholders of H Shares through the Company’s website.

Conditions:

(i)
each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company’s own website; and

(ii)	the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company’s request was sent.

For purpose of this Resolution, “Corporate Communication” means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors, as at the date hereof, are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
10 February 2009